U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING



                                  0-38593
______________________________________________________________________________
                             (SEC FILE NUMBER)

                                 09058x109
______________________________________________________________________________
                               (CUSIP NUMBER)



(Check One):

     [ X ] Form 10-K    [  ] Form 20-F    [  ] Form 11-K
     [  ] Form 10-Q    [  ] Form N-SAR

     For Period Ended:  December 31, 1998
______________________________________________________________________________


     [   ]     Transition Report on Form 10-K
     [   ]     Transition Report on Form 20-F
     [   ]     Transition Report on Form 11-K
     [   ]     Transition Report on Form 10-Q
     [   ]     Transition Report on Form N-SAR

     For the Transition Period Ended:
______________________________________________________________________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Renaissance Capital Partners II, Ltd.
______________________________________________________________________________
Full Name of Registrant

10751 Mapleridge Drive
______________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Dallas, Texas 75238
______________________________________________________________________________
City, State and Zip Code





PART II - RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Mark box if appropriate)

[ X ]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     Renaissance Capital Partners II, Ltd. (the "Company") will not file its Annual Report on Form 10-K for the quarter ended December 31, 1998 with the Securities and Exchange Commission on a timely basis. The inability to file on a timely basis results from (1) the transition of the management and operations from the previous Managing General Partner to the Liquidation Trustee and the problems associated with the transfer of the records and financial information from the old staff to the new personnel working on the financial and reporting systems; (2) the efforts to try to hold down costs to the Partnership during this winding-down period of the Partnership; and (3) the difficulty of the Partnership to get adequate financial information from certain portfolio companies in a timely fashion for the auditors. The reasons causing the inability to file timely as described herein could not be eliminated by the Company without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Thomas W. Pauken            (214)                 341-5033
______________________________________________________________________________
         (Name)               (Area Code)              (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[ X ]  Yes    [  ]   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[  ]  Yes    [X]   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                      Renaissance Capital Partners II, Ltd.
______________________________________________________________________________
                   (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 1999               By:       /s/    Thomas W. Pauken
                                   ______________________________

                                   Thomas W. Pauken
                                   Liquidation Trustee